82-33711

KOBE STEEL, LTD.
9-12, KITASHINAGAWA 5-CHOME, SHINAGAWA-KU
TOKYO, 141-8688 JAPAN
TEL NO: 03-5739-7117 FAX NO: 03-5739-6911

April 13, 2006

Company Announcement

06012700

SUPPL

Dear Sirs and Madams,

In accordance with the purpose of Article 9.3 and 9.4 under the DEALER AGREEMENT among Kobe Steel International (Netherlands) B.V., Salomon Brothers International Limited, and others dated September 30, 1999, we are enclosing copy of

"Kobe Steel Group Unveils Medium-Term Business Plan
In Pursuit of Stability and Growth in Fiscal 2006-2008"

pages 5

Thank you very much of your assistance in handling it as required.

Sincerely yours,

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.
TEL : +81-3-5739-6056
FAX : +81-3-5739-6911

dlw 4/20

KOBELCO
KOBE STEEL GROUP

NEWS RELEASE

Kobe Steel Group Unveils Medium-Term Business Plan

In Pursuit of Stability and Growth in Fiscal 2006-2008

TOKYO, April 13, 2006 – Kobe Steel, Ltd. announced today its medium-term business plan covering fiscal years 2006 to 2008 (April 1, 2006 to March 31, 2009).

I. Introduction

Under the previous Fiscal 2003-2005 Consolidated Medium-Term Business Plan to strengthen business profitability, Kobe Steel expects to achieve higher figures in nearly all targeted areas by carrying out structural changes and improving its foundation.

Under the new Fiscal 2006-2008 Medium-Term Business Plan, Kobe Steel aims to achieve top-class profitability as a domestic manufacturer by implementing the following policies:

1. Expand the sales of and create "Only One" distinctive, upper-end products that make full use of the Kobe Steel Group's strengths and expertise.

2. Maintain and strengthen production infrastructure, the basis for manufacturing industries.

3. Establish a solid financial base to undertake necessary strategic investments.

At the same time, the Kobe Steel Group intends to build a strong corporate structure that is responsive to changes in the business environment. It aims to achieve stable profitability, as well qualitative and sustained growth.

II. Basic Policies

1. Expanding and creating "Only One" distinctive, upper-end products

The Kobe Steel Group defines "Only One" products as original, value-added products that have received high evaluations from customers. The Kobe Steel Group plans to focus on strengthening and improving "Only One" products under the following policies:

(In fiscal 2005, sales of upper-end products are expected to comprise 35% of total sales. By fiscal 2008, upper-end products are anticipated to make up 40% of total sales.)

1. Further expand sales of "Only One" products, based on a firm grasp of market trends, and stabilize and improve profitability.

2. Grow and create "Only One" products that meet the needs of customers and the times by combining the technology and information spanning the diverse areas of the Kobe Steel Group.

2. Strengthening "monozukuri" capabilities – skilled manufacturing

"Monozukuri" strength (skilled manufacturing), the basis for manufacturers, consists of comprehensive capabilities covering advanced technological development, the upgrading of production technologies, meeting the need for stable production, and other initiatives and innovations that support manufacturing personnel. The Kobe Steel Group plans to carry out the following policies:

1. Focus on cost reduction, including energy savings and improving yield. Thoroughly undertake quality control and risk management.

2. Giving consideration to balancing financial soundness, implement capital investments for sustained growth and to further improve and add value to products.

3. To manufacture "Only One" products, improve production technologies and the research and development structure to strengthen competitiveness.

3. Strengthening the financial base

While undertaking strategic investments for sustained growth, the Kobe Steel Group plans to continue focusing on improving its financial structure. It plans to build a solid financial base resistant to changes in the business environment.

4. Promoting corporate social responsibility

The Kobe Steel Group will systematize CSR activities throughout the Group. The Kobe Steel Group will thoroughly carry out compliance activities, as well as focus on improving corporate governance. It will also undertake environmental management through improved operations and equipment utilization.

5. Creating a positive work environment that instills pride in employees' work

For all Kobe Steel Group employees, the Kobe Steel Group plans to establish safer and more comfortable workplaces, as well as improve the working environment to support diverse employees in developing their abilities. The Company will also further strengthen skill transference from older to younger workers and human resources development.

6. Strengthening group management

By integrating systems and information infrastructure and deploying the "KOBELCO" brand throughout the Group, Kobe Steel plans to nurture a strong shared unity and enhance the capabilities of the Kobe Steel Group.

7. Stable returns to shareholders

The basis is to provide stable dividends regularly. On this basis, the projected consolidated dividend rate is anticipated to range from 15% to 25%.

III. Financial Targets

1. Major Targets (in billions of yen)

	Fiscal 2008 Plan
Sales	About 1,900
Operating income	230 or more
Ordinary income	180 or more
Net income	100 or more
Debt	550 or less
Debt/equity ratio [2]	0.8 or less
ROA [3]	5.0% or more

Fiscal 2005 Forecast	FY2003-2005 Medium-Term Plan
1,660	1,250
215 [1] [191]	125
170 [1] [146]	80
80 [1] [86]	36
600	640
1.2	1.7
4.3%	—

Notes:
1. In the fiscal 2005 consolidated forecast ended March 2006, the following figures were revised:
The change to the average method of evaluating inventories is expected to result in an additional 24 billion yen of profit. Without changing to the average method, operating income would be 191 billion yen, and ordinary income would be 146 billion yen. Extraordinary loss of 22 billion yen has been excluded.
2. In the D/E ratio, shareholders' equity consists of common stock, capital surplus and retained earnings.
3. Net income/total assets

2. Financial Targets by Business Segment (in billions of yen)

Segment	Fiscal 2008 Plan			Fiscal 2005 Forecast		
	Sales	Operating Income	Ratio of operating income to sales	Sales	Operating Income (revised)	Ratio of operating income to sales
Iron & Steel	850	130	15.3%	760	108	14.2%
IPP	65	19	29.2%	65	19	29.2%
Aluminum & Copper	365	23	6.3%	300	18	6.0%
Machinery	285	18	6.3%	265	10.5	4.0%
Construction Machinery	280	15	5.4%	220	9.5	4.3%
Real Estate	45	5	11.1%	45	4.5	10.0%
Electronic Materials, Other	65	20	30.8%	60	18	30.0%
Eliminations	(55)	—	—	(55)	3.5	—
Total	1,900	230	12.1%	1,660	191	11.5%

3. Cash Flow Plan (in billions of yen)

Cash flows from operating activities		480
(Depreciation, within cash flows from operating activities)		280
Use	Dividends	(60)
	Capital expenditures, investing and financing	(370)
	Reduction of debt	(50)

Note: From fiscal 2006, the method used for machinery and equipment depreciation was changed from the straight-line method to the declining-balance method.

4. Profit-Improving Plan (in billions of yen)

Fiscal 2008 Target	Fiscal 2005 Forecast *	Profit Increase
180 or more	146	34

* Without changing to the average method of evaluating inventories

Area	Amount (billions of yen)		Content
	Increasing	Decreasing	
Expanding "Only One" products	58		Higher demand, higher value (of which steel comprises 36 billion yen)
General and standard products		(7)	Change in demand, change in market conditions (of which steel comprises 15 billion yen)
Cost improvements	32		Improvements in yield, unit cost, energy savings, etc.
Upgrading of production facilities		(28)	R&D, depreciation, etc.
Others		(21)	
Total	90	(56)	

IV. Measures by Business Segment

Common policy for business segments

By expanding the sales of and creating "Only One" products and strengthening "monozukuri" (skilled manufacturing) capabilities, Kobe Steel intends to establish a business structure that promotes stability and growth in the medium- to long-term future.

1. Iron & Steel

(1) Steadily expand sales in areas of stable, anticipated growth. (e.g. automotive specialty steel, high strength steel, electrogalvanized steel sheet with special treatments)

(2) Actively respond to growth fields such as steel castings and forgings, titanium products, and welding consumables.

(3) Strengthen manufacturing technologies and build a stable production system.

(4) Carry out strategic investments in line with demand trends.

2. Aluminum & Copper

(1) Focus management resources on the automotive and IT fields.
(e.g. automotive aluminum sheet, aluminum forgings for suspensions, aluminum disk material, copper strip for the IT and semiconductor fields)

(2) Make further improvements in quality and productivity by remodeling equipment.

3. Machinery & Construction Machinery

(1) Expand "Only One" products in the resource and energy fields, such as compressors and pressure vessels used in oil refining.

(2) Strengthen the iron unit business and increase its profitability.

(3) Drastically reduce costs and improve profitability in the environmental business.

(4) In the construction machinery business, focus on overseas operations; strengthen the environmental and recycling machine menu.

4. Electronic Materials

Meet the growing demand for target material used in LCD panels; develop and commercialize new products.

Media Contact:

Gary Tsuchida
Publicity Group
Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan

Tel +81-(0)3-5739-6010
Fax +81-(0)3-5739-5971
E-mail www-admin@kobelco.co.jp

Investor Relations:

Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973
E-mail www-admin@kobelco.co.jp